                      SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, DC 20549

                               _________________

                                 SCHEDULE 13D
                                (Rule 13d-101)

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                           (Amendment No. _____)/1/


                                 Odwalla, Inc.
-------------------------------------------------------------------------------
                               (Name of Issuer)


                          Common Stock, no par value
-------------------------------------------------------------------------------
                        (Title of Class of Securities)


                                  676111 10 7
-------------------------------------------------------------------------------
                                (CUSIP Number)

                        Ann Marie Viglione, Controller
                          Two Copley Place, 7th Flr.
                          Boston, Massachusetts 02116
                                (617) 572-3000
-------------------------------------------------------------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                  May 2, 2000
-------------------------------------------------------------------------------
            (Date of Event Which Requires Filing of This Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [_]

     Note. Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

                         (Continued on following pages)

                              (Page 1 of 22 Pages)

_______________________________

     /1/ The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

---------------------------                                ---------------------
CUSIP NO. 676111 10 7                                      Page 2 of 22 Pages
---------------------------                                ---------------------
                                      13D

-------------------------------------------------------------------------------
 1.  NAME OF REPORTING PERSONS
     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

     Bain Capital Fund VI, L.P.
     EIN No.: 04-3405560
-------------------------------------------------------------------------------
 2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                (a) [_]
                                                                      (b) [X]
 -------------------------------------------------------------------------------
 3.  SEC USE ONLY

-------------------------------------------------------------------------------
 4.  SOURCE OF FUNDS*

     WC
-------------------------------------------------------------------------------
 5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED             [_]

     PURSUANT TO ITEM 2(d) or 2(e)
 -------------------------------------------------------------------------------
 6.  CITIZENSHIP OR PLACE OF ORGANIZATION
     Delaware
-------------------------------------------------------------------------------
                           7.  SOLE VOTING POWER
        NUMBER OF              0
          SHARES        -------------------------------------------------------
       BENEFICIALLY        8.  SHARED VOTING POWER
         OWNED BY              3,612,122 shares
           EACH         -------------------------------------------------------
        REPORTING          9.  SOLE DISPOSITIVE POWER
          PERSON               0
           WITH         -------------------------------------------------------
                          10.  SHARED DISPOSITIVE POWER
                               3,612,122 shares
-------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     3,612,122 shares
-------------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN       [_]
     SHARES*

-------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     32.7%
-------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON*
     PN
-------------------------------------------------------------------------------

---------------------------                                ---------------------
CUSIP NO. 676111 10 7                                      Page 3 of 22 Pages
---------------------------                                ---------------------
                                      13D

-------------------------------------------------------------------------------
 1.  NAME OF REPORTING PERSONS
     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

     BCIP Associates II
     EIN No.: 04-3404818
-------------------------------------------------------------------------------
 2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                (a) [_]
                                                                      (b) [X]
 -------------------------------------------------------------------------------
 3.  SEC USE ONLY

-------------------------------------------------------------------------------
 4.  SOURCE OF FUNDS*

     WC
-------------------------------------------------------------------------------
 5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED             [_]

     PURSUANT TO ITEM 2(d) or 2(e)
 -------------------------------------------------------------------------------
 6.  CITIZENSHIP OR PLACE OF ORGANIZATION
     Delaware
-------------------------------------------------------------------------------
                           7.  SOLE VOTING POWER
        NUMBER OF              0
          SHARES        -------------------------------------------------------
       BENEFICIALLY        8.  SHARED VOTING POWER
         OWNED BY              3,612,122 shares
           EACH         -------------------------------------------------------
        REPORTING          9.  SOLE DISPOSITIVE POWER
          PERSON               0
           WITH         -------------------------------------------------------
                          10.  SHARED DISPOSITIVE POWER
                               3,612,122 shares
-------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     3,612,122 shares
-------------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN       [_]
     SHARES*

-------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     32.7%
-------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON*
     PN
-------------------------------------------------------------------------------

---------------------------                                ---------------------
CUSIP NO. 676111 10 7                                      Page 4 of 22 Pages
---------------------------                                ---------------------
                                      13D

-------------------------------------------------------------------------------
 1.  NAME OF REPORTING PERSONS
     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

     BCIP Associates II-B
     EIN No.: 04-3404819
-------------------------------------------------------------------------------
 2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                (a) [_]
                                                                      (b) [X]
 -------------------------------------------------------------------------------
 3.  SEC USE ONLY

-------------------------------------------------------------------------------
 4.  SOURCE OF FUNDS*

     WC
-------------------------------------------------------------------------------
 5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED             [_]

     PURSUANT TO ITEM 2(d) or 2(e)
 -------------------------------------------------------------------------------
 6.  CITIZENSHIP OR PLACE OF ORGANIZATION
     Delaware
-------------------------------------------------------------------------------
                           7.  SOLE VOTING POWER
        NUMBER OF              0
          SHARES        -------------------------------------------------------
       BENEFICIALLY        8.  SHARED VOTING POWER
         OWNED BY              3,612,122 shares
           EACH         -------------------------------------------------------
        REPORTING          9.  SOLE DISPOSITIVE POWER
          PERSON               0
           WITH         -------------------------------------------------------
                          10.  SHARED DISPOSITIVE POWER
                               3,612,122 shares
-------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     3,612,122 shares
-------------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN       [_]
     SHARES*

-------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     32.7%
-------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON*
     PN
-------------------------------------------------------------------------------

------------------------                                   --------------------
CUSIP NO. 676111 10 7                                       Page 5 of 22 pages
------------------------                                   --------------------
                                      13D

-------------------------------------------------------------------------------
 1.  NAME OF REPORTING PERSONS
     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

     BCIP Associates II-C
     EIN No.: 04-3424217
-------------------------------------------------------------------------------
 2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                (a)  [_]
                                                                      (b)  [X]
-------------------------------------------------------------------------------
 3.  SEC USE ONLY

-------------------------------------------------------------------------------
 4.  SOURCE OF FUNDS*

     WC
-------------------------------------------------------------------------------
 5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED              [_]
     PURSUANT TO ITEM 2(d) or 2(e)
-------------------------------------------------------------------------------
 6.  CITIZENSHIP OR PLACE OF ORGANIZATION
     Delaware
-------------------------------------------------------------------------------
                         7.  SOLE VOTING POWER
        NUMBER OF            0
          SHARES      ---------------------------------------------------------
       BENEFICIALLY      8.  SHARED VOTING POWER
         OWNED BY            3,612,122 shares
           EACH       ---------------------------------------------------------
        REPORTING        9.  SOLE DISPOSITIVE POWER
          PERSON             0
           WITH       ---------------------------------------------------------
                        10.  SHARED DISPOSITIVE POWER
                             3,612,122 shares
-------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     3,612,122 shares
-------------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN        [_]
     SHARES*

-------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     32.7%
-------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON*
     PN
-------------------------------------------------------------------------------

------------------------                                   --------------------
CUSIP NO. 676111 10 7                                       Page 6 of 22 pages
------------------------                                   --------------------
                                      13D

-------------------------------------------------------------------------------
 1.  NAME OF REPORTING PERSONS
     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

     BCIP Trust Associates II
     EIN No.: 04-3400371
-------------------------------------------------------------------------------
 2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                (a)  [_]
                                                                      (b)  [X]
-------------------------------------------------------------------------------
 3.  SEC USE ONLY

-------------------------------------------------------------------------------
 4.  SOURCE OF FUNDS*

     WC
-------------------------------------------------------------------------------
 5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED              [_]
     PURSUANT TO ITEM 2(d) or 2(e)
-------------------------------------------------------------------------------
 6.  CITIZENSHIP OR PLACE OF ORGANIZATION
     Delaware
-------------------------------------------------------------------------------
                         7.  SOLE VOTING POWER
        NUMBER OF            0
          SHARES      ---------------------------------------------------------
       BENEFICIALLY      8.  SHARED VOTING POWER
         OWNED BY            3,612,122 shares
           EACH       ---------------------------------------------------------
        REPORTING        9.  SOLE DISPOSITIVE POWER
          PERSON             0
           WITH       ---------------------------------------------------------
                        10.  SHARED DISPOSITIVE POWER
                             3,612,122 shares
-------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     3,612,122 shares
-------------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN    [_]
     SHARES*

-------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     32.7 %
-------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON*
     PN
-------------------------------------------------------------------------------

------------------------                                   --------------------
CUSIP NO. 676111 10 7                                       Page 7 of 22 pages
------------------------                                   --------------------
                                      13D

-------------------------------------------------------------------------------
 1.  NAME OF REPORTING PERSONS
     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

     BCIP Trust Associates II-B
     EIN No.: 04-3400372
-------------------------------------------------------------------------------
 2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                (a)  [_]
                                                                      (b)  [X]
-------------------------------------------------------------------------------
 3.  SEC USE ONLY

-------------------------------------------------------------------------------
 4.  SOURCE OF FUNDS*

     WC
-------------------------------------------------------------------------------
 5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED              [_]
     PURSUANT TO ITEM 2(d) or 2(e)
-------------------------------------------------------------------------------
 6.  CITIZENSHIP OR PLACE OF ORGANIZATION
     Delaware
-------------------------------------------------------------------------------
                         7.  SOLE VOTING POWER
        NUMBER OF            0
          SHARES      ---------------------------------------------------------
       BENEFICIALLY      8.  SHARED VOTING POWER
         OWNED BY            3,612,122 shares
           EACH       ---------------------------------------------------------
        REPORTING        9.  SOLE DISPOSITIVE POWER
          PERSON             0
           WITH       ---------------------------------------------------------
                        10.  SHARED DISPOSITIVE POWER
                             3,612,122 shares
-------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     3,612,122 shares
-------------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN        [_]
     SHARES*

-------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     32.7 %
-------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON*
     PN
-------------------------------------------------------------------------------

----------------------           SCHEDULE 13D             ----------------------
CUSIP NO. 676111 10 7                                      Page 8 of 22 pages
----------------------                                    ----------------------

------------------------------------------------------------------------------
 1.   NAME OF REPORTING PERSONS
      S.S OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

      PEP Investments PTY Ltd.

------------------------------------------------------------------------------
 2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                (a) [_]
                                                                (b) [X]
------------------------------------------------------------------------------
 3.   SEC USE ONLY

------------------------------------------------------------------------------
 4.   SOURCE OF FUNDS*

      WC
------------------------------------------------------------------------------
 5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e)                                         [_]

------------------------------------------------------------------------------
 6.   CITIZENSHIP OR PLACE OF ORGANIZATION
      New South Wales, Australia
------------------------------------------------------------------------------
                     7.   SOLE VOTING POWER
     NUMBER OF             0
      SHARES       -----------------------------------------------------------
                     8.   SHARED VOTING POWER
   BENEFICIALLY            3,612,122 shares
     OWNED BY      -----------------------------------------------------------
       EACH          9.   SOLE DISPOSITIVE POWER
    REPORTING              0
      PERSON       -----------------------------------------------------------
                     10.  SHARED DISPOSITIVE POWER
       WITH                3,612,122 shares
------------------------------------------------------------------------------
11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
        3,612,122 shares
------------------------------------------------------------------------------
12.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*[_]
------------------------------------------------------------------------------
13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        32.7%
------------------------------------------------------------------------------
14.   TYPE OF REPORTING PERSON*
        00 - Australia Company limited by shares
------------------------------------------------------------------------------

Item 1.   Security and Issuer.

     The class of equity securities to which this Statement on Schedule 13D (the "Statement") relates is the Common Shares, no par value per share (the "Common
 ---------                                                              ------
Stock") of Odwalla, Inc., a California corporation (the "Company").
-----                                                    -------

     The principal executive offices of the Company are located at 120 Stone Pine Road, Half Moon Bay, California 94019.

     Information given in response to each item shall be deemed incorporated by reference in all other items.

Item 2.   Identity and Background.

     (a) This Statement is being filed jointly by the following (each a "Reporting Person" and collectively, the "Reporting Persons"): (1) Bain Capital Fund VI, L.P., a Delaware limited partnership ("Fund VI"), (2) BCIP Associates
                                                -------
II, a Delaware general partnership ("BCIP II"), (3) BCIP Associates II-B, a
                                     -------
Delaware general partnership ("BCIP II-B"), (4) BCIP Associates II-C, a Delaware
                               ---------
general partnership ("BCIP II-C"), (5) BCIP Trust Associates II, a Delaware
                      ---------
general partnership ("BCIP Trust II"), (6) BCIP Trust Associates II-B, a
                      -------------
Delaware general partnership  ("BCIP Trust II-B" and together with BCIP II, BCIP
                                ---------------
II-B, BCIP II-C, and BCIP Trust II, the "BCIP Entities"), and (7) PEP
                                         -------------
Investments PTY Ltd., an Australian company limited by shares organized under the laws of New South Wales ("PEP").
                              ---

     Bain Capital Partners VI, L.P., a Delaware limited partnership ("Bain
                                                                      ----
Partners VI") is the sole general partner of Fund VI.  Bain Capital Investors
-----------
VI, Inc., a Delaware corporation ("Bain Investors VI"), is the sole general
                                   -----------------
partner of Bain Partners VI. Mr. W. Mitt Romney is the sole shareholder, sole director, Chief Executive Officer and President of Bain Investors VI and thus is the controlling person of Bain Investors VI. The executive officers of Bain Investors VI are set forth on Schedule A hereto.

     Bain Capital, Inc., a Delaware corporation ("Bain Capital"), is the sole
                                                  ------------
managing partner of the BCIP entities. Mr. W. Mitt Romney is the sole shareholder, sole director, Chief Executive Officer and President of Bain Capital and thus is the controlling person of Bain Capital. The executive officers of Bain Capital are set forth on Schedule B hereto.

     By an Irrevocable Power of Attorney, dated August 17, 1998, previously filed with the Commission via EDGAR, PEP has appointed Bain Capital and each of its officers its attorneys-in-fact, with full power and authority to act, with respect to certain matters, including the right to vote and dispose of securities owned by PEP.

                                    9 of 22

     The Reporting Persons have entered into a Joint Filing Agreement, dated July 13, 2000, a copy of which is filed with this Schedule 13D as Exhibit 1, pursuant to which the Reporting Persons have agreed to file this statement jointly in accordance with the provisions of Rule 13d-1(k)(1) under the Securities Exchange Act of 1934 (the "Act").
                                      ---

     Under Fund VI's partnership agreement, Fund VI and the BCIP Entities are generally required to make and dispose of securities of an issuer on the same terms and conditions and dispose of securities in the same proportions. PEP also makes and disposes of securities of an issuer in the same proportions as the Fund VI and BCIP Entities. Because of these relationships, Fund VI, the BCIP Entities and PEP may be deemed to constitute a "group" for purposes of
Section 13(d)(3) of the Act.

     (b) The principal business address of each of Fund VI, Bain Partners VI, Bain Investors VI, the BCIP Entities and Bain Capital is Two Copley Place, Boston, Massachusetts 02116.

     The principal business address of PEP is Level 34 The Chifley Tower, 2 Chifley Square, Sydney, New South Wales, Australia.

     The principal business address of W. Mitt Romney and each of the executive officers of Bain Investors VI and Bain Capital are set forth on Schedules A and B respectively.

     (c) The principal business of Fund VI is that of an investment limited partnership. The principal business of Bain Partners VI is that of general partner of Fund VI. The principal business of Bain Investors VI is that of general partner of Bain Partners VI and ultimate general partner of Fund VI. The principal occupation of Mr. W. Mitt Romney and each of the executive officers of Bain Investors VI is set forth on Schedule A hereto.

     The principal business of the BCIP Entities is that of investment general partnerships. The principal business of Bain Capital is that of a management company and managing partner of the BCIP Entities.

     The principal business of PEP is that of an Australian investment company limited by shares.

     (d) None of the Reporting Persons, Bain Partners VI, Bain Investors VI or its executive officers, W. Mitt Romney, or Bain Capital or its executive officers, has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) None of the Reporting Persons, Bain Partners VI, Bain Investors VI or its executive officers, W. Mitt Romney, or Bain Capital or its executive officers,

                                    10 of 22
has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     (f) Each of Fund VI, Bain Partners VI, Bain Investors VI, the BCIP Entities, and Bain Capital is organized under the laws of the State of Delaware. Mr. W. Mitt Romney and each of the executive officers of Bain Investors VI, and the executive officers of Bain Capital is a citizen of the United States.

     PEP is organized under the laws of New South Wales, Australia.

Item 3.   Source and Amount of Funds or Other Consideration.

     The securities that are the subject of this filing were acquired by the Reporting Persons through their membership interest in Samantha Investors, LLC, a Delaware limited liability company ("Samantha Investors") formed in connection with the merger of Fresh Samantha, Inc. ("Fresh Samantha") with and into a wholly-owned subsidiary of the Company (the "Merger"). Immediately prior to the Merger, all shareholders of Fresh Samantha, including the Reporting Persons, contributed their shares to Samantha Investors and received membership interests in Samantha Investors in proportion to their shares of the Company. Upon completion of the Merger, Samantha Investors received 3,612,122 common shares of the Company. The Reporting Persons did not borrow any funds to effectuate the transaction whereby the Reporting Persons received the securities which are the subject of this filing on Schedule 13D.

Item 4.   Purpose of Transaction.

     The shares of Common Stock covered by this Statement are being held for investment purposes. The Reporting Persons may assess the market for the purchase and sale of the Common Stock, as well as the Company's financial position and operations. Depending upon a continuing assessment and upon future developments and contingent upon restrictions contained in various agreements to which Samantha Investors and the Company are parties, the Reporting Persons may determine, from time to time or at any time, to acquire or to sell or otherwise dispose of some or all of the Common Stock. In making any such determination, the Reporting Persons will consider their goals and objectives, other business opportunities available to them, as well as general economic and stock market conditions.

     Pursuant to the Shareholders' Rights Agreement, dated as of May 2,
2000 (the "Shareholders' Rights Agreement"), entered into by certain principal shareholders and management of the Company (collectively, the "Shareholders"), the Reporting Persons

                                    11 of 22
have a contractual right to elect two nominees to the Board of Directors and intend to participate in management of the Company. For a more detailed description of the above arrangements, see Item 6 below.

     Other than as stated herein, the Reporting Persons do not have any plans or proposals which relate to or would result in any of the following:

     (a) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries (other than the merger of Fresh Samantha with and into a wholly-owned subsidiary of the Company as a result of which the Reporting Persons acquired the shares which are the subject of this filing on Schedule 13D);

     (b) a sale or transfer of a material amount of assets of the Company or any of its subsidiaries;

     (c) any material change in the present capitalization or dividend policy of the Company;

     (d) any other material change in the Company's business or corporate structure;

     (e) changes in the Company's charter, bylaws, or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person;

     (f) causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

     (g) a class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or

     (h)  any action similar to any of those enumerated above.

Item 5.   Interest in Securities of the Company.

     (a) and (b) By virtue of the relationships described herein, the Reporting Persons may be deemed to constitute a "group" within the meaning of Rule 13d-5(b) under the Exchange Act. As a member of a group, each Reporting Person may be deemed to share voting and dispositive power with respect to, and therefore beneficially own, the shares beneficially owned by members of the group as a whole. Consequently, the Reporting Persons may be deemed to beneficially own 3,612,122 or 32.7% of the Company's outstanding Common Stock based on 11,063,791 shares outstanding as stated in the Company's Current Report on Form 8-K, dated May 2, 2000, filed with the Commission on May 12, 2000.

                                    12 of 22

     Bain Partners VI, as the sole general partner of Fund VI, may be deemed to share voting and dispositive power with respect to the 3,612,122 shares which may be deemed to be held by Fund VI by virtue of its membership in Samantha Investors. The filing of this statement by Bain Partners VI shall not be construed as an admission that Bain Partners VI is, for the purpose of Section 13(d) of the Exchange Act, the beneficial owner of such shares held by Fund VI.

     Bain Investors VI, as the sole general partner of Bain Partners VI and the ultimate general partner of Fund VI, may be deemed to share voting and dispositive with respect to the 3,612,122 shares which may be deemed to be held by Fund VI by virtue of its membership in Samantha Investors. The filing of this statement by Bain Investors VI shall not be construed as an admission that Bain Investors VI is, for the purpose of Section 13(d) of the Exchange Act, the beneficial owner of such shares held by Fund VI.

     Bain Capital, as managing partner of the BCIP Entities and as attorney-in-fact for PEP, may be deemed to share voting and dispositive power with respect to the 3,612,122 shares which may be deemed to be held by the BCIP Entities and PEP by virtue of their membership in Samantha Investors. The filing of this statement by Bain Capital shall not be construed as an admission that Bain Capital is, for the purpose of Section 13(d) of the Exchange Act, the beneficial owner of such shares held by the BCIP Entities and PEP.

     Mr. W. Mitt Romney, in his capacity as sole shareholder of Bain Investors VI and Bain Capital, may be deemed to share voting and dispositive power with respect to the 3,612,122 shares held by the Reporting Persons by virtue of their membership in Samantha Investors. The filing of this statement by Mr. W. Mitt Romney shall not be construed as an admission that he is, for the purpose of
Section 13(d) of the Exchange Act, the beneficial owner of such shares held by the Reporting Persons.

     (c) On May 2, 2000, Samantha Investors received 3,612,122 shares of Odwalla Common Stock as consideration of the merger of Fresh Samantha with and into a wholly-owned subsidiary of Odwalla. On May 2, 2000, the shares of Odwalla stock were worth approximately $23,478,800. Although the Reporting Persons are not the only members of Samantha Investors, they have the sole right to dispose of the shares of Odwalla and can control the vote of the shares of Odwalla held by Samantha Investors.

     (d) Depending on the value of the Odwalla securities at the time the Reporting Persons should decide to sell them, persons other than the Reporting Persons may have the right to receive or the power to direct the receipt of dividends from or the proceeds from the sale of such shares of Common Stock but in no event will such interest relate to 50% or more of the class.

     (e)  Not applicable.

                                    13 of 22

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Company.

     The Reporting Persons are parties to the following contracts, agreements and understandings with respect to securities of the Company:

     (i) Limited Liability Company Agreement. Pursuant to the Limited Liability Company Agreement of Samantha Investors, dated as of February 2, 2000 by and among the Reporting Persons, RGIP, LLC, JIP Enterprises, Inc., Robert Carter, Julie Carter, Michael D. Carter, Douglas K. Levin, Martha Carter and Abby Carter, the Reporting Persons currently have the ability to control the disposition of shares of Odwalla held by Samantha Investors. If the trading price of Odwalla shares exceeds $6.50 for 95% of the trading days in the nine months preceding any day after August 2, 2001, then the other members of Samantha Investors will become entitled to cause the dissolution of Samantha Investors and receive a portion of the 3,612,122 Odwalla shares currently held by Samantha Investors.

     (ii) Shareholders' Rights Agreement. The Shareholders' Rights Agreement grants the parties to the agreement rights to register their shares of Common Stock, co-sale rights in the event another party sells its shares of Common Stock, a standstill agreement with respect to the purchase of additional shares of Common Stock and transfer restrictions with respect to shares of Common Stock under certain cases for one year from the date of the Shareholders' Rights Agreement, and a voting agreement to elect members of the Board of Directors of the Company. The Shareholders' Rights Agreement also grants the Company a right of first offer with respect to shares of Common Stock held by Samantha Investors.

          (a) Registration Rights. The parties to the Shareholders' Rights Agreement may request that the Company effect the registration of their shares of Common Stock of the Company on a Form S-3 registration statement, provided that the gross proceeds of the offering to which the request applies are expected to be at least $1,000,000. If the Company is not eligible to use a Form S-3 registration statement, then the Shareholders may request that it use a Form S-1 or S-2 registration statement, provided that the gross proceeds of the offering to which the request applies are expected to be at least $5,000,000. Promptly after receipt of the notice, the Company is obligated to give written notice of the requested registration to all other shareholders who have registration rights with respect to their shares. The Company will then use its commercially reasonable best efforts to expeditiously effect the registration under the Securities Act of 1933 of the subject shares of Common Stock of the Company. The right of the Shareholders to request registration of their shares of Common Stock under the Shareholders' Rights Agreement is subject to limitations, including that the

                                    14 of 22

Company is not obligated to effectuate more than two registrations on a Form S-1 or S-2 registration statement or any registration more than twice in a single year, or if the Chairman of the Board or the Chief Executive Officer of the Company delivers a certificate to the shareholders stating that in the good faith judgment of the Board it would be seriously detrimental to the Company and its shareholders for the registration to be effected at that time, in which case the Company may defer the filing of the registration statement for a period of not more than 90 days.

        The parties to the Shareholders' Rights Agreement also have "piggy back" rights in the event the Company elects to file a registration statement for its own account or for the account of any of its shareholders (unless the registration is in relation to employee compensation plans or transactions contemplated by Rule 145 of the Securities Act of 1933, as amended). In the event the Company decides to file this type of registration statement, it must notify the parties to the Shareholders' Rights Agreement 30 days prior to the projected filing date and offer the recipients of the notice the opportunity to include their respective shares in the registration. Those Shareholders wishing to include their shares of Common Stock of the Company in the registration must respond within 20 days.

        The registration rights of the Shareholders described above are subject to conditions and limitations, among them the right of the underwriters of an offering to limit the number of shares included in the registration. The registration rights terminate, with respect to a given Shareholder, as of the date when all shares of common stock held by the Shareholder may be sold pursuant to Rule 144 under the Securities Act of 1933 during any 90 day period.

          (b) Right of First Offer. Upon execution of the Shareholders' Rights Agreement, the Company shall have a right of first offer with respect to transfers of stock held by Samantha Investors, Catterton-Simon Partners III, L.P. ("CSP"), U.S. Equity Partners, L.P. ("USEP"), U.S. Equity Partners (Offshore),L.P. ("USEP Offshore"), and BancBoston Investments, Inc., a Massachusetts corporation ("BancBoston", and, collectively with USEP and USEP Offshore, "WP"). If any of Samantha Investors, CSP or WP wish to transfer all or a portion of their shares of Common Stock of the Company, they must give the Company and the other two of Samantha Investors, CSP, and WP a notice setting forth the price and number of shares. If the Company does not purchase the shares at the price offered within 45 days of the notice, then, subject to the co-sale rights described below, the party desiring to transfer its shares has 120 days from the expiration of the prior 45 day period to transfer its shares at a price not less than the price specified in the notice.

        The Company's right of first offer is limited and does not apply to all proposed transfers, including those to affiliates, family members and domestic partners of Shareholders, transfers pursuant to a registration statement or through a broker and transfers that do not exceed 5% of the fully diluted Common Stock of the Company. The right of first offer terminates upon a change in control of the Company or a sale of all or substantially all of the Company's assets.

                                    15 of 22

                (c) Co-Sale Rights. In the event the Company does not purchase the shares described in the paragraphs above, then Samantha Investors, CSP, and WP shall have the right to include a portion of the shares they own in the proposed transfer. If the proposed transferee does not wish to purchase all of the shares offered by the original transferor and those exercising co-sale rights, then the number of shares of all parties desiring to transfer their shares shall be reduced proportionately. The co-sale rights in favor of Samantha Investors, CSP, and WP are limited by, and terminate upon, the same circumstances as the right of first offer.

                (d) Voting Agreement. All of the parties to the Shareholders' Rights Agreement agree, subject to some limitations, to vote their shares of Common Stock of the Company to set the size of the board of directors of the Company and elect nominees to the board designated by specific major shareholders.

                (e) Standstill. Samantha Investors, CSP, and WP also agree not to increase their ownership percentage in the Company (other than as a result of the purchase of debt securities or as a result of the purchase of up to 5% of any class of any publicly-traded equity securities of the Company, Samantha Investors, CSP, or WP, as the case may be), to solicit votes of the Company shareholders against any matter recommended by the board of directors of the Company, or make an unsolicited offer to acquire the Company. These limitations on ownership are suspended if there is an acquisition proposal regarding the Company that is not instituted by Samantha Investors, CSP or WP a public announcement that the Company is "for sale," or the adoption of a plan of liquidation or dissolution by the Company's board of directors.

                (f) Lockup. Subject to the same permitted transfers under the right of first offer and co-sale right, each of the parties thereto agree not to transfer any shares of the Common Stock of the Company for a period of one year.

     By virtue of the Shareholders' Rights Agreement, the parties thereto may be deemed a group.

          (iii) Letter Agreement. Pursuant to the Letter Agreement, dated May 1, 2000, entered into by Fund VI, the Company and CSP (the "Letter Agreement"), Fund VI grants CSP the right to approve the Reporting Persons' independent director designee to the Board of Directors of the Company, if any such director is to be so designated by the Reporting Persons, as a condition to the Reporting Persons nominating such designee to the Board of Directors of the Company pursuant to the Shareholders' Rights Agreement, for so long as CSP holds at least 5% of the issued and outstanding Common Stock of the Company.

Item 7.   Material to be Filed as Exhibits.

     1. Joint Filing Agreement dated July 13, 2000 by and between the Reporting Persons

                                    16 of 22

     2. Limited Liability Company Agreement of Samantha Investors, LLC, dated as of February 2, 2000

     3. Agreement and Plan of Merger dated February 2, 2000 between Odwalla, Inc., Fresh Samantha, Inc., and Orange Acquisition Sub, Inc. (Incorporated by reference to Exhibit 10.8 of the Company's Current Report on Form 8-K dated May 2, 2000, filed with the Commission on May 12, 2000)

     4. Shareholders Rights Agreement, dated May 2, 2000, among the Odwalla, Inc., Samantha Investors, LLC, and other persons named therein (Incorporated by reference to Exhibit 10.5 to the Company's Current Report on Form dated May 2, 2000, filed with the Commission on May 12, 2000)

     5. Letter Agreement, dated May 1, 2000 from Bain Capital Fund VI, L.P. to Odwalla, Inc. and Catterton-Simon Partners III, L.P. (Incorporated by reference to Exhibit 10.7 of the Company's Current Report on Form dated May 2, 2000, filed with the Commission on May 12, 2000)

                                    17 of 22

                                  SIGNATURES

     After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Dated: July 13, 2000


                    BAIN CAPITAL FUND VI, L.P.
                       By Bain Capital Partners VI, L.P., its general partner
                        By Bain Capital Investors VI Inc., its general partner


                    By   /s/ Mark E. Nunnelly
                       -------------------------------
                         Mark E. Nunnelly
                         Managing Director


                    BCIP ASSOCIATES II
                    BCIP ASSOCIATES II-B
                    BCIP ASSOCIATES II-C
                    BCIP TRUST ASSOCIATES II
                    BCIP TRUST ASSOCIATES II-B
                      By Bain Capital, Inc., their Managing Partner
                         and
                    PEP INVESTMENTS PTY, LTD.
                      By Bain Capital, Inc., its attorney-in-fact



                    By   /s/ Mark E. Nunnelly
                       ---------------------------------
                         Mark E. Nunnelly
                         Managing Director

                                    18 of 22

                                                                      SCHEDULE A
                                                                      ----------
                             EXECUTIVE OFFICERS OF
                       BAIN CAPITAL INVESTORS VI, INC..

Name/Title                   Business Address           Principal Occupation
----------                   ----------------           --------------------

W. Mitt Romney,              Two Copley Place           Managing Director of
Chief Executive Officer,     Boston, MA 02116           Bain Capital, Inc.
President and Managing
Director

Joshua Bekenstein,           Two Copley Place           Managing Director of
Treasurer and Managing       Boston, MA 02116           Bain Capital, Inc.
Director

Stephen Pagliuca,            Two Copley Place           Managing Director of
Secretary and Managing       Boston, MA 02116           Bain Capital, Inc.
Director

Edward W. Conard,            Two Copley Place           Managing Director of
Managing Director            Boston, MA 02116           Bain Capital, Inc.

Paul B. Edgerley,            Two Copley Place           Managing Director of
Managing Director            Boston, MA 02116           Bain Capital, Inc.

Robert C. Gay,               Two Copley Place           Managing Director of
Managing Director            Boston, MA 02116           Bain Capital, Inc.

Michael A. Krupka,           Two Copley Place           Managing Director of
Managing Director            Boston, MA 02116           Bain Capital, Inc.

Jonathan Lavine,             Two Copley Place           Managing Director of
Managing Director            Boston, MA 02116           Bain Capital, Inc.

Ronald P. Mika,              Two Copley Place           Managing Director of
Managing Director            Boston, MA 02116           Bain Capital, Inc.

Mark E. Nunnelly,            Two Copley Place           Managing Director of
Managing Director            Boston, MA 02116           Bain Capital, Inc.

Dwight M. Poler,             Two Copley Place           Managing Director of
Managing Director            Boston, MA 02116           Bain Capital, Inc.


                                    19 of 22

Joseph P. Pretlow,           Two Copley Place           Managing Director of
Managing Director            Boston, MA 02116           Bain Capital, Inc.

Robert F. White,             Two Copley Place           Managing Director of
Managing Director            Boston, MA 02116           Bain Capital, Inc.


                                    20 of 22

                                                                      SCHEDULE B
                                                                      ----------
                             EXECUTIVE OFFICERS OF
                              BAIN CAPITAL, INC..

Name/Title                   Business Address           Principal Occupation
----------                   ----------------           --------------------

W. Mitt Romney,              Two Copley Place           Managing Director of
Chief Executive Officer,     Boston, MA 02116           Bain Capital, Inc.
President and Managing
Director

Joshua Bekenstein,           Two Copley Place           Managing Director of
Treasurer and Managing       Boston, MA 02116           Bain Capital, Inc.
Director

Stephen Pagliuca,            Two Copley Place           Managing Director of
Secretary and Managing       Boston, MA 02116           Bain Capital, Inc.
Director

Roy Edgar Brakeman, III,     Two Copley Place           Managing Director of
Managing Director            Boston, MA 02116           Bain Capital, Inc.

Edward W. Conard,            Two Copley Place           Managing Director of
Managing Director            Boston, MA 02116           Bain Capital, Inc.

John P. Connaughton,         Two Copley Place           Managing Director of
Managing Director            Boston, MA 02116           Bain Capital, Inc.

Paul B. Edgerley,            Two Copley Place           Managing Director of
Managing Director            Boston, MA 02116           Bain Capital, Inc.

Domenic J. Ferrante,         Two Copley Place           Managing Director of
Managing Director            Boston, MA 02116           Bain Capital, Inc.

Robert C. Gay,               Two Copley Place           Managing Director of
Managing Director            Boston, MA 02116           Bain Capital, Inc.

Michael A. Krupka,           Two Copley Place           Managing Director of
Managing Director            Boston, MA 02116           Bain Capital, Inc

Jonathan S. Lavine,          Two Copley Place           Managing Director of
Managing Director            Boston, MA 02116           Bain Capital, Inc.


                                    21 of 22

Ronald P. Mika,              Two Copley Place           Managing Director of
Managing Director            Boston, MA 02116           Bain Capital, Inc.

Mark E. Nunnelly,            Two Copley Place           Managing Director of
Managing Director            Boston, MA 02116           Bain Capital, Inc.

Dwight M. Poler,             Two Copley Place           Managing Director of
Managing Director            Boston, MA 02116           Bain Capital, Inc.

Joseph P. Pretlow,           Two Copley Place           Managing Director of
Managing Director            Boston, MA 02116           Bain Capital, Inc.

Robert F. White,             Two Copley Place           Managing Director of
Managing Director            Boston, MA 02116           Bain Capital, Inc.


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